RECD S.E.C.
AUG 2 6 2002
1086

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02052859

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2002 Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

PROCESSED
AUG 2 8 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Third Quarter Report to Shareholders	4

EXHIBIT 1

News Release
Calgary: August 26, 2002
TSX: IUS

IUSI Announces Third Quarter Results

All amounts are in US$ unless otherwise indicated
All 2001 amounts include the Stainton Metal Company Limited ("Stainton Metal") subsidiary, which was sold in October 2001, unless otherwise indicated.

Highlights for the third quarter of fiscal 2002, ending June 30, 2002:

- IUSI's French subsidiary, Petitjean Industries, was awarded a supply contract with a major European utility. The utility estimates the value of their requirements to be approximately $10 million. Deliveries against this contract could commence in fiscal 2003.

- Sales for the quarter were down significantly due predominantly to steel supply shortages as both U.S. and European steel industries reduced capacity resulting in delivery delays of over 10 weeks beyond their committed dates. In some cases, steel mills cancelled their commitments to small and mid-size companies, with little or no warning, in order to provide material to large steel consumers such as automakers.

- As a result, in order to meet critical customer delivery requirements, IUSI was forced to use existing, not optimally sized, inventory which had a higher scrap/wastage factor allocated to it. This had a negative impact on gross margins for the period.

- The Batesville, Arkansas plant was closed on schedule at the end of June. All manufacturing in the U.S.A. has been transferred to the new El Dorado, Kansas facility, which is ramping up to full production.

Marketing and Sales

Sales on a year-to-date basis are slightly higher than last year, not including Stainton Metal, in spite of a major curtailment of purchases in both the cellular telecommunication tower and land-line telephone pole ("PTT") sector. The reduction in telecom product sales did not reflect any loss of market share but was the result of reduced financial resources which currently plagues system operators around the world. At the end of Q3, the Company's sales in this market sector were down approximately $3.5 million or 60%, as compared to last year. The Company expects that by the end of the year, total sales for telecom products will be close to $5 million lower than fiscal 2001. The previously mentioned Petitjean contract is for PTT poles which should see telecom sales return to pre-2002 levels for at least the next two fiscal years. The G3 cellular tower system build-out continues to be behind schedule although the Company has begun to make shipments to a Scandinavian system operator.

Year-to-date, international orders for round conical steel distribution poles are up by approximately $2 million or 200% as compared to fiscal last year, however, due to the delays in steel deliveries, a large percentage of these orders are scheduled to ship toward the end of Q4. Orders for distribution poles in North America have remained stable as many utilities have prioritized their allocation of investment funds, for both replacement and new construction projects, towards transmission projects to address the well documented fragile state of the U.S. grid. Sales for international transmission structures are also up by approximately $2.5 million or 20% this fiscal year even though two major transmission projects, valued at approximately $10 million, have been rescheduled for Q2 2003 delivery due to customer construction delays.

In Europe there has been overall shrinkage in the lighting market, however, Petitjean's sales have remained in line with last year with their orders up by 5% over the previous year, which represents a noticeable increase in market share. Due to careful focus on the quality of orders, as opposed to the quantity, margins in Petitjean lighting products are up by 2% over last year.

Manufacturing

The inability to manufacture and invoice as a direct result of delayed steel deliveries at both our Troyes, France and Kansas, U.S.A. plants had a significant negative impact. Priority on the existing reduced capacity is being given to the largest steel customers, like the auto industry, thereby greatly reducing the amount available to meet other market demands. The situation does not appear to be improving and may affect Q4 results.

As part of the Company's business strategy, the Batesville, Arkansas plant was closed and the larger Kansas facility continues to be ramped up to full production. The Batesville production line equipment was dismantled during May and June. All equipment was shipped to either the Kansas or Petitjean facilities. The Kansas facility meets the needs of both the distribution and light duty transmission markets in North America. As mentioned in previous reports, the need for transmission structures in North American has grown substantially.

Operating Results

For the third quarter of fiscal 2002, April 1, 2002 to June 30, 2002, IUSI reported sales of $16.5 million compared to $22.8 million for the same period last year, which included $3.3 million of sales from the Stainton Metal Company subsidiary ("Stainton"), which was sold in October 2001.

For the nine months ended June 30, 2002, IUSI reported sales of $59.1 million compared to $68.3 million for the same period last year. On a comparative basis, not including Stainton, IUSI sales were at the same level as last year.

Gross profit for the quarter of $5.3 million was less than last year's $7.4 million due directly to the reduced sales level. Gross margins as a percentage of sales were down slightly compared to the same quarter last year due also to the reduced sales level.

Fixed plant, selling and general administrative expenses for the quarter were $7.5 million this year, which includes $1.04 million of costs relating to the closure of our Arkansas plant and startup of our new Kansas facility.

Earnings (loss) before interest, taxes, and depreciation ("EBITDA") were $(2.2) million in the quarter compared to $1.0 million for the same quarter last year. EBITDA for the third quarter of fiscal 2002 would be $(1.2) million compared to $0.4 million for the third quarter of fiscal 2001, if extraordinary costs and Stainton are excluded.

Net loss for the third quarter of fiscal 2002 was $(10.1) million or $(0.88) per share, compared to net loss of $(3.2) million, or $(0.26) per share for the same period last year. This difference is due to the result of the Company reaching a settlement agreement with respect to certain claims by the purchaser of the Union Metal Group of Companies ("Union"), Metaltec Holding Corporation ("Metaltec"). Six million dollars of the purchase price of Union was being held in escrow in order to fund the settlement of these types of claims. Four million dollars of the escrow fund was returned to Metaltec in settlement of its claims and two million dollars, plus $0.4 million of interest was released to IUSI. Included in this quarter is a $4.0 million reduction to the gain on the sale of Union, along with $0.4 million of legal and miscellaneous costs incurred to settle this claim. The remaining difference relates to the lower sales level.

Cash used by operations for the quarter ended June 30, 2002, was $5.4 million compared to $0.2 million for the same period last year. At June 30, 2002, net working capital was $17.6 million compared to $16.5 million at September 30, 2001. At June 30, 2002, IUSI had drawn $10.5 million under its $19.0 million operating line of credit.

Outlook

While our industry did not directly feel any material effects from the terrible tragedy of September 11 last year, we have been adversely affected by the melt-down in the telecom industry as well as the impact the stock market slide has had on traditional funding sources for most of the utility industry. Further delays in project decision making at utilities have occurred as a result of the Department of Energy, FERC, and local state regulatory bodies endeavoring to sort out who has what authorities to regulate or approve transmission projects under the new Federal Energy Bill initiative.

Recent announcements of approvals to proceed being given on a number of transmission projects in the United States, we believe has signaled that the period of long term growth we anticipated in our industry had finally commenced. Internationally, we have now achieved approval on our Distripole® product line in 64 countries, of which 58 have purchased product. Recent significantly increased repeat orders in Europe, Africa and Latin America for Distripole have given us confidence of continued double digit growth in this market sector for some time to come.

The long awaited new ASCE standard/guidelines for distribution structures, for all materials, is soon to go to print and the improved safety factors, which we believe will be afforded to steel, should allow us to begin to increase our industry's North American market share in the new year.

Recent changes we have made in how we manage manufacturing production and planning processes are expected to allow us to increase our inventory turns and reduce our working capital requirements.

We are expecting to see the steel supply problems we have been experiencing improve, as more steel tonnage comes on-stream with the recent "re-start up" of previously shut down facilities and the subsequent increase in market supply.

Lastly, we have weathered an unexpected low in some of those market sectors we expected steady growth in and some of our North American competitors have not survived. We believe we will now benefit from the increased utility activity and the reduction in the number of qualified utility structure suppliers.

Sincerely,
Robert G.J. Jack
President & Chief Executive Officer

This report contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward looking statements involve assumptions and uncertainties and other factors that may cause the actual results, performance or achievements of IUSI to be materially different from the future results, performance or achievements expressed or implied by those forward looking statements. These assumptions and uncertainties include, but are not limited to, general economic and business conditions and a number of known and unknown risks including: competition in our industry, foreign exchange risk and variation in raw material costs. These factors are discussed in greater detail in IUSI's most recent annual report on Form 20-F on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2002 AND SEPTEMBER 30, 2001
IN 000'S OF US$

	JUN 30	SEPT 30
ASSETS		
Current Assets		
Cash and cash equivalents	6,985	4,552
Cash in escrow	1,466	653
Accounts receivable	24,334	28,079
Inventory	20,188	22,593
Prepaid expenses and other	2,078	2,731
	55,051	58,608
Property, plant & equipment	38,939	42,913
Other assets	5,723	4,376
Cash in escrow	0	6,352
	44,662	53,641
	99,713	112,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	10,514	8,755
Accounts payable and accrued liabilities	26,659	33,205
Current portion of long-term debt	267	197
	37,440	42,157
Long-Term Debt & Other Liabilities		
Long-term debt	66,169	66,825
Other liabilities	2,262	2,405
Future income taxes	1,929	2,191
	70,360	71,421
Shareholders' Equity		
Capital stock	18,367	18,617
Warrants	1,611	1,612
Foreign currency translation adjustment	(3,629)	(6,631)
Deficit	(24,436)	(14,927)
	(8,087)	(1,329)
	99,713	112,249

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
IN 000'S OF US$

	For the three months ended June 30		For the nine months ended June 30	
	2002	2001	2002	2001
Sales, net of commissions	16,522	22,792	59,053	68,281
Less:				
Cost of sales	11,263	15,399	39,947	45,910
Plant operating expenses	1,893	1,948	6,133	6,038
Selling and administrative expenses	4,515	4,443	13,303	13,273
Plant relocation expenses	1,037	0	1,795	0
	18,708	21,790	61,178	65,221
Income before interest and depreciation	(2,186)	1,002	(2,125)	3,060
Depreciation and amortization	1,456	1,843	4,504	5,065
Gain on repurchase of Notes	-	-	(398)	(9,414)
Interest, Preferred share dividends and other income	2,103	2,385	6,073	6,877
Loss (gain) on sale of subsidiary	4,410		(3,023)	
Amortization of deferred financing costs	147	93	477	1,896
	8,116	4,321	7,633	4,424
Net income (loss) before income taxes	(10,302)	(3,319)	(9,758)	(1,364)
Income taxes	(244)	(142)	(250)	164
Net income (loss) for the period	(10,058)	(3,177)	(9,508)	(1,528)
Net income (loss) per share	(0.88)	(0.26)	(0.83)	(0.12)

INTERNATIONAL UTILITY STRUCTURES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
IN 000'S OF US$

	For the three months ended June 30		For the nine months ended June 30	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net income (loss)	(10,058)	(3,177)	(9,508)	(1,528)
Depreciation and amortization	1,601	1,936	4,980	6,961
Provision for future income taxes	(58)	(156)	(262)	(758)
Dividends to be settled by shares	-	(1)	-	1,771
Accretion of preferred shares to redemption value	46	45	136	135
Gain on repurchase of Notes	-	-	(450)	(9,414)
Accounts receivable	4,271	(3,525)	5,686	(3,765)
Inventories	(1,067)	813	3,810	924
Prepaid expenses and other	(90)	(288)	848	(197)
Accounts payable and accrued liabilities	395	4,452	(7,930)	(3)
Other items	(345)	(245)	(385)	(727)
	(5,305)	(146)	(2,305)	(6,601)
Financing:				
Operating loans	2,396	(140)	977	459
Reduction in long-term debt	(29)	(188)	(616)	(28,258)
Financing costs	-	(1,423)	-	(1,423)
Redemption of preferred shares, Series II	-	-	-	(169)
Share capital issued	0	-	(250)	-
	2,367	(1,751)	111	(29,391)
Investments:				
Capital expenditures	(292)	(1,230)	(1,148)	(2,226)
Other	(125)	401	236	41
Long-term assets	6,429	(86)	6,352	(572)
	6,012	(915)	5,440	(2,757)
Increase (decrease) in cash and cash equivalents	3,074	(2,812)	3,246	(38,759)
Cash and cash equivalents, beginning of period	5,377	12,097	5,205	48,034
Cash and cash equivalents, end of period	8,451	9,285	8,451	9,285

For further information, contact:
Robert Jack – President & C.E.O., or Jerry Diener, Vice-President Finance & C.F.O.
Telephone: (403)269-2350; Toll free 1(800)263-9444; Fax: (403)290-0523; Email: general@iusi.ca;
Website: www.iusi.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date: August 26, 2002

By: [signature]

Name: Robert G. J. Jack

Title: President and Chief Executive Officer